

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2014

Via E-mail
Mr. Raoul Jean-Marc Sidney Huet
Chief Financial Officer
Unilever N.V. & Unilever PLC
Unilever House, 100 Victoria Embankment
London EC4Y 0DY, United Kingdom

> **RE: Unilever N.V.**
> **Form 20-F for the Year Ended December 31, 2013**
> **Filed March 7, 2014**
> **File No. 1-4547**
>
> **Unilever PLC**
> **Form 20-F for the Year Ended December 31, 2013**
> **Filed March 7, 2014**
> **File No. 1-4546**

Dear Mr. Huet:

We have reviewed your filings and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 20-F for the Year Ended December 31, 2013

Item 6.B. Compensation, page 13

1. We note that you provide compensation information for your non-executive directors and CEO and CFO, but not for the ULE, either for the individual members or for the ULE as a whole. Please tell us supplementally what consideration you have given to including such disclosure for the ULE in light of the requirement of Item 6.B of Form 20-F to provide

compensation information for members of the company's administrative, supervisory or management bodies.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kamyar Daneshvar, Staff Attorney, at (202) 551-3787 or, in his absence, Pamela Long, Assistant Director, at (202) 551-3765 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief